UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stein Mart, Inc.

File No. 000-20052 – CF# 33939

_____

Stein Mart, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 7, 2016, as amended on August 23, 2016.

Based on representations by Stein Mart, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.1   through   January 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Brent J. Fields
                          Secretary